EXHIBIT 12.1

SOUTHERN CALIFORNIA GAS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	1996 ------	1997 ------	1998 ------	1999 ------	2000 ------
Fixed Charges:

Interest	$88	$88	$81	$62	$72
Interest Portion of Annual Rentals	5 ------	5 ------	4 ------	3 ------	4 ------
Total Fixed Charges For Purpose of Ratio	$93 ======	$93 ======	$85 ======	$65 ======	$76 ======
Earnings:
Pretax income from continuing operations	$349	$416	$287	$383	$390
Add:
Fixed charges (from above)	93	93	85	65	76
Less: Fixed charges capitalized	2 ------	1 ------	1 ------	2 ------	2 ------
Fixed charges net of capitalized charges	91 ------	92 ------	84 ------	63 ------	74 ------
Total Earnings for Purpose of Ratio	$440 ======	$508 ======	$371 ======	$446 ======	$464 ======
Ratio of Earnings to Fixed Charges	4.73 ======	5.46 ======	4.36 ======	6.86 ======	6.11 ======